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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Wm. Wrigley Jr. Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

982526 20 4
(CUSIP Number)

William Wrigley, 410 North Michigan Avenue,
Chicago, Illinois 60611, (312) 644-2121
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 29, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ( ).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

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Schedule 13D
CUSIP No.  982526 20 4
Page 2 of 5 Pages



1.      NAME OF REPORTING PERSON:  William Wrigley
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
              ###-##-####
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   N/A
              a (  )      b (  )
3.      SEC USE ONLY
4.      SOURCE OF FUNDS:  See Item 3.
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
        ITEMS 2(D) OR 2 (E):    N/A
6.      CITIZENSHIP OR PLACE OF ORGANIZATION:   United States
7.      SOLE VOTING POWER:  N/A

8.      SHARED VOTING POWER:  N/A
9.      SOLE DISPOSITIVE POWER:  N/A
10.     SHARED DISPOSITIVE POWER:  N/A
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:  N/A

12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:     ( )
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  N/A
14.     TYPE OF REPORTING PERSON:  IN

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Schedule 13D
CUSIP No.  982526 20 4
Page 3 of 5 Pages


Item 1.  Security and Issuer

  The class of equity securities to which this statement relates is Common Stock, without par value, and Class B Common Stock, without par value, of the Wm. Wrigley Jr. Company (the "Company"), whose principal executive offices are located at 410 North Michigan Avenue, Chicago, IL 60611. The Class B Common Stock is convertible into shares of Common Stock on a share-for-share basis.


Item 2.  Identity and Background

  Name:                         William Wrigley, deceased

  Business Address:             410 North Michigan Avenue
                                Chicago, IL 60611

  Principal Occupation:         Former President and
                                Chief Executive Officer
                                Wm. Wrigley Jr. Company

  Mr. Wrigley, a citizen of the United States of America, passed away on March 8, 1999. During the previous five years, Mr. Wrigley had not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and had not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.       Source and Amount of Funds or Other Consideration.

  Not applicable.


Item 4.       Purpose of the Transaction.

  As a result of Mr. Wrigley's death, under various trusts of which he was sole or co-trustee, all of the shares reported as beneficially owned by him in previous Schedule 13D filings were transferred to Mr. William Wrigley, Jr. as successor trustee or to other trusts of which Mr. William Wrigley, Jr. is or is not co-trustee.

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Schedule 13D
CUSIP No.  982526 20 4
Page 4 of 5 Pages


  To the extent Mr. Wrigley owned shares other than through various trusts, such shares were transferred to his Estate or to designated beneficiaries, and the transferee thereof may file a separate Schedule 13D, as appropriate.

  To the extent, Mr. William Wrigley, Jr. becomes the beneficial owner of more than 5% of such shares, a separate Schedule 13D will be filed with Mr. William Wrigley, Jr. as the reporting person.


Item 5.       Interest in Securities of the Issuer.

  (a)   Not applicable.

  (b)   Not applicable.

  (c)   Not applicable.

  (d)   Not applicable.

  (e) Mr. Wrigley ceased to be the owner of 5% of the class of securities reported herein on March 8, 1999.


Item 6.       Contracts, Arrangements, Understandings or
              Relationships with Respect to Securities of the Issuer.

  See Item 4 of this Schedule 13D


Item 7.       Materials to be Filed as Exhibits.

  Not applicable.

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Schedule 13D
CUSIP No.  982526 20 4
Page 5 of 5 Pages


                                   SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   April 8, 1999                      /s/ WM. M. PIET
                                            Wm. M. Piet under POA for
                                            William Wrigley